Exhibit 99.1

Stellar Biotechnologies Releases Corporate Video

PORT HUENEME, CA, (May 20, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX VENTURE: KLH) announced today the launch of its corporate video highlighting the Company’s business of manufacturing Keyhole Limpet Hemocyanin (KLH) protein. KLH is an immune-stimulating molecule widely used in the growing field of immunotherapy.

The video is available for viewing on Stellar’s website at: www.stellarbiotechnologies.com/media/videos

The corporate video provides an overview of Stellar’s commercial position in immunotherapy development.  It includes interviews with Company executives and was filmed at Stellar’s California-based aquaculture research and production facilities where Stellar KLH™ protein is manufactured for use as a vaccine carrier molecule or for immunotoxicology applications.

“We have a dedicated team of scientists and personnel working in a unique environment that combines pharmaceutical manufacturing and marine technologies,” said Frank Oakes, President and CEO of Stellar.  “We are pleased to give viewers this glimpse at our pioneering work in scalable manufacture of sustainable GMP grade KLH.”

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology. We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.org.

Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800 ext. 103
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements may be identified by the use of words such as "anticipate," “believe,” "plan," “estimate,” "expect," "intend," "may," "will," "would," "could," "should," “might,” “potential,” or "continue" and variations or similar expressions.  Readers should not unduly rely on these forward-looking statements, which are not a guarantee of future performance.  There can be no assurance that forward-looking statements will prove to be accurate, as all such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or future events to differ materially from the forward-looking statements.  Such risks include, but may not be limited to:  general economic and business conditions; technology changes; competition; changes in strategy or development plans; governmental regulations and the ability or failure to comply with governmental regulations; the timing of anticipated results; and other factors referenced in the Company’s filings with securities regulators.  For a discussion of further risks and uncertainties related to the Company’s business, please refer to the Company’s public company reports filed with the TSX Venture Exchange and the U.S. Securities and Exchange Commission.   All forward-looking statements are made as of the date hereof and are subject to change.  Except as required by law, the Company assumes no obligation to update such statements.  This press release does not constitute an offer or solicitation of an offer for sale of any securities in any jurisdiction, including the United States. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the information contained in this press release.